SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 1 )

Entorian Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29383P100
(CUSIP Number)

Joseph C. Aragona
c/o Austin Ventures
300 West Sixth Street, Suite 2300
Austin, Texas 78701
(512) 485-1900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Sean Caplice, Esq.
c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigan, LLP
1200 Seaport Boulevard, Redwood City, California  94063
(650) 321-2400

December 10, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

CUSIP NO. 29383P100	13 D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Austin Ventures VIII, L.P. (“AV VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
1,524,643 shares of Common Stock of Issuer (“Common Shares”),  except that AV Partners VIII, L.P. (“AVP VIII”), the general partner of AV VIII, may be deemed to have sole power to vote these shares, and Joseph C. Aragona (“Aragona”), Kenneth P. DeAngelis (“DeAngelis”), Christopher A. Pacitti (“Pacitti”), John D. Thornton (“Thornton”) and Blaine F. Wesner (“Wesner”), the general partners of AVP VIII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9
SOLE DISPOSITIVE POWER
1,524,643 Common Shares, except that AVP VIII, the general partner of AV VIII, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti, Thornton and Wesner, the general partners of AVP VIII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,524,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	39.2%
14	TYPE OF REPORTING PERSON*	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29383P100	13 D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) AV Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
1,524,643 Common Shares, all of which are directly owned by AV VIII.  AVP VIII, the general partner of AV VIII, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Pacitti, Thornton and Wesner, the general partners of AVP VIII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9
SOLE DISPOSITIVE POWER
1,524,643 Common Shares, all of which are directly owned by AV VIII. AVP VIII, the general partner of AV VIII, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti, Thornton and Wesner, the general partners of AVP VIII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,524,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	39.2%
14	TYPE OF REPORTING PERSON*	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29383P100	13 D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Austin Ventures VII, L.P. (“AV VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
1,515,523 Common Shares, except that AV Partners VII, L.P. (“AVP VII”), the general partner of AV VII, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Thornton and Wesner, the general partners of AVP VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9
SOLE DISPOSITIVE POWER
1,515,523 Common Shares, except that AVP VII, the general partner of AV VII, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Thornton and Wesner, the general partners of AVP VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,515,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	38.9%
14	TYPE OF REPORTING PERSON*	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29383P100	13 D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) AV Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
1,515,523 Common Shares, all of which are directly owned by AV VII. AVP VII, the general partner of AV VII, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Thornton and Wesner, the general partners of AVP VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9
SOLE DISPOSITIVE POWER
1,515,523 Common Shares, all of which are directly owned by AV VII. AVP VII, the general partner of AV VII, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Thornton and Wesner, the general partners of AVP VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,515,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	38.9%
14	TYPE OF REPORTING PERSON*	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29383P100	13 D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joseph C. Aragona
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8
SHARED VOTING POWER
3,040,166 Common Shares, of which 1,524,643 are directly owned by AV VIII and 1,515,523 are directly owned by AV VII. Aragona is a general partner of (i) AVP VII, the general partner of AV VII, and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10
SHARED DISPOSITIVE POWER
3,040,166 Common Shares, of which 1,524,643 are directly owned by AV VIII and 1,515,523 are directly owned by AV VII. Aragona is a general partner of (i) AVP VII, the general partner of AV VII, and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,040,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	78.1%
14	TYPE OF REPORTING PERSON*	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29383P100	13 D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth P. DeAngelis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8
SHARED VOTING POWER
3,040,166 Common Shares, of which 1,524,643 are directly owned by AV VIII and 1,515,523 are directly owned by AV VII. DeAngelis is a general partner of (i) AVP VII, the general partner of AV VII, and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10
SHARED DISPOSITIVE POWER
3,040,166 Common Shares, of which 1,524,643 are directly owned by AV VIII and 1,515,523 are directly owned by AV VII. DeAngelis is a general partner of (i) AVP VII, the general partner of AV VII, and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,040,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	78.1%
14	TYPE OF REPORTING PERSON*	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29383P100	13 D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John D. Thornton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8
SHARED VOTING POWER
3,040,166 Common Shares, of which 1,524,643 are directly owned by AV VIII and 1,515,523 are directly owned by AV VII. Thornton is a general partner of (i) AVP VII, the general partner of AV VII, and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10
SHARED DISPOSITIVE POWER
3,040,166 Common Shares, of which 1,524,643 are directly owned by AV VIII and 1,515,523 are directly owned by AV VII. Thornton is a general partner of (i) AVP VII, the general partner of AV VII, and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,040,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	78.1%
14	TYPE OF REPORTING PERSON*	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29383P100	13 D	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Blaine F. Wesner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8
SHARED VOTING POWER
3,040,166 Common Shares, of which 1,524,643 are directly owned by AV VIII and 1,515,523 are directly owned by AV VII. Wesner is a general partner of (i) AVP VII, the general partner of AV VII, and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10
SHARED DISPOSITIVE POWER
3,040,166 Common Shares, of which 1,524,643 are directly owned by AV VIII and 1,515,523 are directly owned by AV VII. Wesner is a general partner of (i) AVP VII, the general partner of AV VII, and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,040,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	78.1%
14	TYPE OF REPORTING PERSON*	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29383P100	13 D	Page 10 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher A. Pacitti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8
SHARED VOTING POWER
1,524,643 Common Shares, all of which are directly owned by AV VIII. Pacitti is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10
SHARED DISPOSITIVE POWER
1,524,643 Common Shares, all of which are directly owned by AV VIII. Pacitti is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,524,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	39.2%
14	TYPE OF REPORTING PERSON*	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 12 of 15 Pages
Statement on Schedule 13D

This Amendment No. 1 to Schedule 13D is being filed to report the payoff (the “Payoff”) by Entorian Technologies, Inc., a Delaware corporation (the “Issuer”) of the Senior Secured Convertible Notes (the “Convertible Debentures”) that were previously issued to certain of the Reporting Persons. This Amendment No. 1 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on July 31, 2008 (the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items remain unchanged.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Not applicable to the Payoff.

ITEM 4.	Purpose of Transaction.

On December 10, 2009, the Issuer and certain Reporting Persons entered into that certain Senior Secured Convertible Note Payoff Agreement (the “Payoff Agreement”), whereby the Issuer agreed to payoff the Convertible Debentures for a price equal to 80% of the principal and 100% of the interest then due and outstanding on the Convertible Debentures.  The original principal of the Convertible Debentures was $6,805,398.40, which was reduced by $377,674.88 as part of a working capital adjustment on June 3, 2009.  The principal of the Convertible Debenture was paid in full for $5,142,178.82, and the accrued interest as of December 10, 2009 was paid in full for $142,481.20. A copy of the Payoff Agreement is filed as Exhibit E to this Schedule 13D and is incorporated herein by reference.

The Reporting Persons originally acquired Common Stock of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of the Common Stock in the open market or in privately negotiated transactions, or may distribute the Common Stock held by the Reporting Persons to their respective partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer. This information is provided as of December 10, 2009.

(a)
See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated using 3,893,408 as the number of outstanding shares of Common Stock of the Issuer, as such capitalization was stated in the Issuer’s Form 10-Q as filed November 13, 2009.

Page 12 of 15 Pages
(b)	See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)	Except as set forth in Item 4 above, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d)
Under certain circumstances set forth in the limited partnership agreements of AV VII, AVP VII, AV VIII and AVP VIII, the general partners and limited partners of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or managing member.

(e)	Not applicable.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit A: Senior Secured Convertible Note payable to AV VIII dated as of July 14, 2008.

Exhibit B: Agreement and Plan of Merger by and among the Issuer, August Merger Sub Corporation, Augmentix and Centennial Ventures VII, L.P. dated as of July 11, 2008.

Exhibit C: Agreement of Joint Filing.

Exhibit D: Reference to Kevin Kunz as Attorney-In-Fact

Exhibit E: Senior Secured Convertible Note Payoff Agreement dated as of December 10, 2009

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2009

AUSTIN VENTURES VII, L.P.	/s/ Kevin Kunz
By: AV Partners VII, L.P.	Signature
Its General Partner	Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

AUSTIN VENTURES VIII, L.P.	/s/ Kevin Kunz
By: AV Partners VIII, L.P.	Signature
Its General Partner	Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

AV PARTNERS VII, L.P.	/s/ Kevin Kunz
Signature
Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

AV PARTNERS VIII, L.P.	/s/ Kevin Kunz
Signature
Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

JOSEPH C. ARAGONA	/s/ Kevin Kunz
Signature
Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

KENNETH P. DEANGELIS	/s/ Kevin Kunz
Signature
Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

JOHN D. THORNTON	/s/ Kevin Kunz
Signature
Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

BLAINE F. WESNER	/s/ Kevin Kunz
Signature
Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

CHRISTOPHER A. PACITTI	/s/ Kevin Kunz
Signature
Kevin Kunz

Chief Financial Officer/Attorney-In-Fact

EXHIBIT INDEX

Exhibit	Description

A	Senior Secured Convertible Note payable to AV VIII dated as of July 14, 2008*

B	Agreement and Plan of Merger by and among the Issuer, August Merger Sub Corporation, Augmentix and Centennial Ventures VII, L.P. dated as of July 11, 2008**

C	Agreement of Joint Filing*

D	Reference to Kevin Kunz as Attorney-In-Fact*

E	Senior Secured Convertible Note Payoff Agreement dated as of December 10, 2009

* Copies of the Senior Secured Convertible Note payable to AV VIII dated as of July 14, 2008, Agreement of Joint Filing and Reference to Kevin Kunz as Attorney-In-Fact were previously filed as an exhibit to the Original Schedule 13D and are incorporated by reference in this Statement.

** Copy of the Agreement and Plan of Merger was previously filed as an exhibit to the Form 8-K filed by the Company on July 16, 2008 and is incorporated by reference in this Statement.

SENIOR SECURED CONVERTIBLE NOTE PAYOFF AGREEMENT

This Senior Secured Convertible Note Payoff Agreement, dated as of December 10, 2009 (the “Agreement”), is by and between [name of Note holder (the “Payee”)], Entorian Technologies Inc. (the “Maker”) and Augmentix Corporation (“Augmentix” and collectively with all parties, the “Parties” and each are referred to herein sometimes as a “Party”).  All terms not otherwise defined herein shall have the meanings ascribed to such terms in the Note (as hereafter defined).

WHEREAS, the Parties originally were parties to the Senior Secured Convertible Notes, dated July 14, 2008 (the “Original Notes”), as well as the related Security Agreement (the “Security Agreement”) and Escrow Agreement (the “Escrow Agreement”), both of which are dated July 14, 2008;

WHEREAS, one of the three Original Notes was adjusted based on agreement of the Parties in connection with a working capital adjustment, and the current outstanding amounts of all Notes are set forth on Exhibit A (the “Notes”); and

WHEREAS, the Parties have agreed that the Payee will accept a discount on the Notes, and that the Maker and Augmentix will pay the Notes, less the discount as set forth below, for full payment and settlement of the Notes and related Security Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.
Payment of the Notes.  The Maker and Augmentix agree to pay to the Payee on the date hereof eighty percent (80%) of the principal and the interest accrued and unpaid through the date hereof (the “Payment Date”) as set forth on Exhibit A, to an account designated by Payee pursuant to wire transfer instructions previously delivered to the Maker, and the Payee agrees to accept this payment as and for complete payment and satisfaction of the Notes (the “Full Payment”).

2.
Delivery of the Notes.  The Payee agrees to deliver the Notes to the Maker for cancellation upon receipt of the Full Payment as follows:  Augmentix Corporation, 4030 W. Braker Lane, Bldg 2-100, Austin, TX  78759, Attention:  General Counsel.

3.
No Further Obligations.  Upon the receipt by the Payee of (1) the Full Payment pursuant to Section 1, and (2) written confirmation that each other Payee has waived their pari passu rights under Section 8(o) of the Notes, then (a) all obligations of the Maker and Augmentix to the Payee under the Notes shall be deemed satisfied, (b) the Notes shall be of no further force and effect, (c) the Payee shall be deemed to have waived and relinquished any and all rights, remedies and legal actions of any nature whatsoever which it would other be entitled to under the Notes, irrespective of whether the same would, under the terms of the Notes, survive termination thereof, (d) the Payee shall deliver to the Maker a cross-receipt acknowledging receipt of the Full Payment and cancellation of the Notes, (e) Maker and Augmentix, and their respective successors, assigns and agents, hereby release and forever discharge Payee of and from any and all claims and liabilities arising under or in any manner associated with the Notes and the Warrant(s) originally held by Payee and exercised in connection with the Merger Agreement, and (f) Payee, and its respective successors, assigns and agents, hereby release and forever discharge Maker and Augmentix of and from any and all claims and liabilities arising under or in any manner associated with the Notes and the Warrant(s) originally held by Payee and exercised in connection with the Merger Agreement.

4.
Release of Security Interest.  The Payee agrees to file, or arrange to be filed, all appropriate releases on file with all governmental agencies, to release the security pledged by Augmentix as set forth in the Security Agreement, within twenty (20) business days following the Payment Date.  The Parties agree to terminate the Security Agreement effective as of the Payment Date.

5.
Pari Passu.  The Maker and Augmentix represent and warrant (such representations and warranties to survive the execution and delivery of this Agreement), jointly and severally, that (a) they have contacted each Payee with the terms set forth in this Agreement, and (b) each other Payee has specifically waived in writing Section 8(o) of the Notes regarding the pari passu treatment of each Payee.  Subject to the Maker’s and Augmentix’s demonstration of the foregoing to Payee’s reasonable satisfaction and subject further to Payee’s receipt of the Full Payment, the Payee specifically waives Section 8(o) of the Notes regarding the pari passu treatment of each Payee.

6.
Survival of Escrow.  The Parties acknowledge that upon the Payee’s receipt of the Full Payment, that: (a) Centennial Ventures VII, L.P., as the stockholder representative under the Merger Agreement, shall instruct Wells Fargo Bank N.A. to release the Stockholder Representative Fund, minus the Stockholder Representative’s fees as invoiced, in accordance with the terms of the Escrow Agreement, and (b) immediately thereafter, that Centennial Ventures VII, L.P. shall resign as the stockholder representative by delivery of the Stockholder Representative Resignation, substantially in the form attached hereto as Exhibit B and acceptance of the same in writing by each of the Payees, the Escrow Agent, the Maker and Augmentix.

7.
Representations and Warranties.  In addition to the Maker’s and Augmentix’s representations under Section 5, each of the Parties represents and warrants (such representations and warranties to survive the execution and delivery of this Agreement) as follows:

(a)
Representation of Non-Assignment.  The Payee hereby warrants and represents that it is the sole and lawful owner of all rights, title, and interest in and to the Notes and that the Payee has not heretofore assigned or transferred or purported to assign or transfer to any other person or entity any of such party's rights in the Notes or any part or portion of the Notes.

(b)	Authority. Each of the Parties represents and warrants (and with respect to Augmentix and the Maker, such representations and warranties are being made jointly and severally) as to itself that:

(i) it is duly formed and validly existing under the laws of the state of its formation; and

(ii) it has obtained all corporate and other approvals necessary for the execution and delivery of this Agreement and for the consummation of the transactions contemplated hereby.  This Agreement has been duly executed and delivered and constitutes the legal, valid and binding obligation of the Party signing this Agreement, enforceable against such Party in accordance with its terms, except to the extent such enforceability is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or other law affecting or relating to credits’ rights generally and general principles of equity.

(c)
Non-Contravention.  The execution and delivery by each Party of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate or conflict with any provision of the organizational documents of such Party, each as amended to date, (ii) constitute a violation of, or be in conflict with, constitute or create a default under, or result in the creation or imposition of any lien upon any property of such Party pursuant to (A) any agreement or instrument to which such Party is a party of by which such Party or any of its properties are bound or subject, (B) any statute, judgment, decree, order, regulation or rule of any court or governmental authority to which such Party is subject, (C) without limiting the generality of subsection (A), any debentures, notes, or other evidence of indebtedness relating to the Senior Indebtedness, or (iii) cause any other Payee the right to demand payment from the Payee under Section 8(o) of the Notes.

8.	Intentionally Omitted.

9.	Miscellaneous.

(a)           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed sent, given and delivered: (i) immediately if given by personal delivery, (ii) one day after deposit with an overnight delivery service, (iii) three days after deposit in the mail via registered or certified mail (return receipt requested) to the Parties at the following address (or at such other address for a Party as shall be specified by like notice), and (v) by Electronic Notice as provided below:
(i)	if to the Maker or Augmentix, to:

4030 W. Braker Lane
Bldg 2-100
Austin, Texas 78759
Attention: Chief Financial Officer

with a copy (which shall not constitute notice) to:

4030 W. Braker Lane
Bldg 2-100
Austin, Texas 78759
Attention: General Counsel

(ii)	if to the Payee, to:

[Payee address]

Any Party may change any address to which notice is to be given to it by giving notice as provided above of such change of address.  An electronic communication (“Electronic Notice”) shall be deemed written notice for purposes of this section if sent with return receipt requested to the electronic mail address specified by the receiving party in signed writing in a non-electronic form.  Electronic Notice shall be deemed received at the time the party sending Electronic Notice receives verification of receipt by the receiving party.  Any party receiving Electronic Notice may request and shall be entitled to receive the notice on paper, in a non-electronic form (“Non-electronic Notice”) which shall be sent to the requesting party within ten (10) days of receipt of the written request for Non-electronic Notice.

(b)           Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of Texas without regard to applicable principles of conflicts of law.  Each Party hereto consents and submits to the exclusive jurisdiction of the courts of the State of Texas in and for the County of Travis and the courts of the United States located in the Western District of Texas for the adjudication of any action, suit or proceeding arising out of or otherwise relating to this Agreement.  Each Party agrees not to assert, by way of motion, as a defense or otherwise, in any such action, suit or proceeding, any claim it may now or hereafter have that it is not subject personally to the jurisdiction of such court, that the action, suit, or proceeding is brought in an inconvenient forum, that the venue of the action, suit, or proceeding is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court.  Each Party further irrevocably submits to the jurisdiction of such court in any such action, suit, or proceeding and irrevocably agrees to be bound by any final judgment rendered thereby in connection with this Agreement from which no appeal has been taken or is available.  Any and all service of process and any other notice in any such action, suit or proceeding shall be effective against any Party if given personally or by registered or certified mail, postage prepaid and return receipt requested, or by personal service on such Party.  Nothing contained herein shall be deemed to affect the right of any Party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction.

(c)           Waiver of Jury Trial.  EACH PARTY HERETO WAIVES ITS RIGHTS TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY AGREEMENT, CONTRACT OR OTHER DOCUMENT OR INSTRUMENT EXECUTED IN CONNECTION HEREWITH, OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

(d)           Headings.  The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(e)           Severability.  In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void, or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.

(f)           Amendment.  This Agreement may be amended, modified, superseded, rescinded, or canceled only by a written instrument executed by the Parties.

(g)          Counterparts.  This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.  Facsimile or other electronically-transmitted signatures shall be deemed originals for all purposes.

(h)           Expenses.  Except as otherwise specified in this Agreement, each Party agrees to bear its own expenses in connection with the review, execution and performance of this Agreement.

(i)           Assignment.  This Agreement shall not be assignable by any Party without the prior written consent of the other Parties.

(j)           Successors, Assigns, and Other Beneficiaries.  This Agreement shall inure to the benefit of and be binding on the Parties and their current and former domestic and foreign subsidiaries and affiliated companies, and their respective successors, assigns, parents, subsidiaries, partners, insurers, shareholders, and affiliates (including but not limited to employees, officers, directors, attorneys, insurers, shareholders, agents, and representatives of such companies or entities).

(k)           Prevailing Party.  The Parties expressly agree that in the event of any dispute regarding the interpretation, application, performance, or breach of this Agreement in any proceeding, the prevailing party shall be entitled to reimbursement of its reasonable attorneys' fees and costs, including expert fees or costs, incurred in connection with such proceeding.

(l)           Neither Party Drafter.  Each Party to this Agreement acknowledges that it has been represented by independent counsel in connection with the negotiation of this Agreement.  Neither this Agreement nor specific language contained herein shall be construed against the Party preparing it, but shall be construed as if all Parties, and each of them, jointly prepared it, and any uncertainty or ambiguity shall not be interpreted against any one Party.  This Agreement shall be construed and interpreted to effectuate the intent of the Parties, which is to provide, through this Agreement, for a complete resolution of the Notes and related Security Agreement.

(m)          Survival.  Sections 5, 7 and 9 shall survive the execution and delivery of this Agreement and closing the transactions contemplated hereby.

(n)           Further Assurances.  The Parties hereto hereby agree to take such further action and execute and deliver such additional documents and instruments as may be necessary or appropriate to effect the transactions contemplated in this Agreement.

 [SIGNATURE ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the Parties have each executed and delivered this Senior Secured Convertible Note Payoff Agreement as of the date first above written.

ENTORIAN TECHNOLOGIES INC.

By:
Name:
Title:

AUGMENTIX CORPORATION

By:
Name:
Title:

[Name of Payee]

By:
Name:
Title:

[Signature Page to Senior Secured Convertible Note Payoff Agreement]

Exhibit A

	10-Dec-09	Payment Date
	30-Jul-09	Interest Accrual Start
	133	Number of Days of interest
	6.0%	Interest Rate
Notes:	$142,481.20	Interest Dollars

					$591,174.46
					(Notes Only)		20%
				Original	Working Cap	Revised	Notes	Interest Due	Total by	Total by
Name of Entity	Note #	Status	Holder	Amount	Adjustment	Note Balance	Reduction	At Full Amount	Payee/Fund	Payee

Austin Ventures VIII	10	GD Claim	Wells Fargo	$835,017.39		$835,017.39	$(167,003.48)	$18,509.55	$686,523.46
	11	Paid at Close	AV	$4,160,038.61		$4,160,038.61	$(832,007.72)	$92,214.19	$3,420,245.08
	12	Base Escrow	Wells Fargo	$1,810,342.40	$(377,674.88)	$1,432,667.52	$(286,533.50)	$31,757.46	$1,177,891.48
				$6,805,398.40	$(377,674.88)	$6,427,723.52	$(1,285,544.70)	$142,481.20	$5,284,660.02	$5,284,660.02

Exhibit B

RESIGNATION OF STOCKHOLDER REPRESENTATIVE

This resignation of the stockholder representative (the “Resignation”) is in connection with the escrow agreement (the “Escrow Agreement”), dated as of July 14, 2008, entered into by and among Entorian Technologies Inc., (“Acquiror”), Wells Fargo Bank, N.A. (“Escrow Agent”), as escrow agent, and Centennial Ventures VII, L.P., as the stockholder representative (the “Stockholder Representative”).  Acquiror, Augmentix Corporation (“Target”), August Merger Sub Corporation, a wholly owned subsidiary of Acquiror (the “Merger Sub”), and the Stockholder Representative entered into an Agreement and Plan of Merger dated as of July 11, 2008 (the “Merger Agreement”).  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement.

The Stockholder Representative resigns its position as Stockholder Representative effective as of the date hereof, and each of the parties signing below accept this resignation.  The parties agree that the Stockholder Representative and Acquiror will instruct the Escrow Agent to release the remaining escrow fund held by the Escrow Agent, which is a fund to pay expenses of the Stockholder Representative in administering this role, after the Stockholder Representative has submitted all final expenses.  The parties acknowledge and agree that all other escrow funds have been released.  The undersigned parties, and their respective successors, assigns and agents, hereby release and forever discharge the Stockholder Representative of and from any and all claims and liabilities arising under or in any manner associated with its role as the stockholder representative under the Merger Agreement and the documents and agreements related thereto.

Accepted and agreed, effective as of December 10, 2009.

Centennial Ventures VII, L.P.		Austin Ventures VIII, L.P.
By:	Centennial Holdings VII, LLC,	By: AV Partners VIII, its General Partner
its General Partner
By:
	By:		Name:
	David Hull, its Managing Partner		Title:

Centennial Entrepreneurs Fund, VII, L.P.		Wells Fargo Bank, N.A.
By:	Centennial Holdings VII, LLC,
	its General Partner	By:
Name:
	By:	Title:
David Hull, its Managing Partner

Entorian Technologies Inc.		Augmentix Corporation

By:		By:
Name:	Stephanie Lucie	Name:	Stephanie Lucie
Title:	SVP, General Counsel	Title:	SVP, General Counsel

Comerica Incorporated			Square One Bank

By:			By:
Name:			Name:
Title:			Title:

G-51 Capital Collaborative Fund III, LP			G-51 Capital Collaborative Affiliates Fund III, LP
By: G-51 Capital Co-Lab III, LP, its General			By: G-51 Capital Co-Lab III, LP, its General Partner
Partner			By: G-51 Capital Management LLC, The
By: G-51 Capital Management LLC, The General			General Partner of the General Partner
Partner of the General Partner

By:			By:
Name:	Lauranne Jarrett		Name:	Lauranne Jarrett
Title:	VP of G-51 Capital Management, LLC		Title:	VP of G-51 Capital Management, LLC